EXHIBIT 99.1

YAMANA GOLD ANNOUNCES STRONG PRELIMINARY FIRST QUARTER 2020 RESULTS; JACOBINA, EL PEÑÓN, AND MINERA FLORIDA EXCEED PRODUCTION TARGETS; CERRO MORO RESUMING NORMAL OPERATIONS

TORONTO, April 06, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) announces strong preliminary first quarter 2020 results, with gold production of 192,238 ounces and silver production of 2.73 million ounces. Total gold equivalent ounce (“GEO”) production during the quarter was 221,746 GEO. Jacobina, El Peñón, and Minera Florida all delivered exceptional quarters, exceeding production targets. The Company also had strong financial performance in the first quarter, the result of which was an improved balance sheet, including further net debt reductions. The Company completed the quarter well capitalized and with a strong cash position along with greater certainty with its operations, including in relation to the remobilization of Cerro Moro.

Yamana commends the remarkable dedication, commitment, professionalism, and compassion of its employees who have come together in these challenging times to drive the outperformance in the first quarter while also supporting the Company’s efforts to provide vital supplies to local communities. This is the Yamana way and we could not be more proud.

First Quarter 2020 Production Results

Yamana Mines	First Quarter 2020 Preliminary Production
GEO Production (oz.)	221,746
Gold Production (oz.)	192,238
Silver Production (oz.)	2,730,851

The above totals are based on a GEO ratio of 94.23:1 for the quarter, which was higher than what the Company assumed in its guidance. GEO includes gold plus silver with silver converted to a gold equivalent ratio that is calculated based on quarterly average market prices.

First Quarter 2020 Production By Mine

Mine-by-Mine	First Quarter 2020 Preliminary Production
Gold (oz.)
El Peñón	42,230
Canadian Malartic (50%)	64,763
Jacobina	43,938
Cerro Moro	18,743
Minera Florida	22,563
Yamana Mines	192,238
Silver (oz.)
El Peñón	1,355,910
Cerro Moro	1,374,941
Yamana Mines	2,730,851

Operational Highlights

  Jacobina posted another consecutive quarter of record production with 43,938 ounces of gold. Average throughput exceeded 6,500 tonnes per day a full quarter ahead of schedule for the Phase 1 optimization and without benefits from the installation of further plant modifications still to be completed.
  El Peñón produced 42,230 ounces of gold and 1.355 million ounces of silver during the quarter, which came in ahead of production targets.
  Canadian Malartic produced 64,763 ounces of gold (50% basis) during the quarter. The mine continued its strong operational performance prior to the operation being put into care and maintenance on March 24, 2020, due to the Quebec Government’s order to temporarily suspend all non-essential business. The mine remains well prepared to transition back to production once the order expires.
  Minera Florida maintained the momentum from its finish to 2019, producing 22,563 ounces of gold, well ahead of production targets for the quarter.
  Cerro Moro produced 18,743 ounces of gold and 1.374 million ounces of silver during the quarter. The operation transitioned to a reduced production schedule on March 19, 2020, in compliance with the Argentine Government’s declaration of a temporary mandatory social isolation period. As reported below, the government declared mining an essential service on April 3, 2020, allowing the mine to resume normal operations. Cerro Moro is now in the process of remobilizing.
  Costs for the quarter were in line with costs targets. Costs were positively impacted by foreign exchange movements. Costs were also impacted by wages and other benefits continuing to be paid at Canadian Malartic and Cerro Moro, notwithstanding the demobilization and full or partial suspension of these operations late in the quarter.
  Sales of gold and silver during the quarter approximated the amount of gold and silver produced.

Cerro Moro Resuming Full Operations; Canadian Malartic to Resume Operations Once Temporary Restriction Order Expires

On April 3, 2020, the Argentine Government declared mining an essential service, which will allow Cerro Moro to resume full operations. The Company is encouraged by the declaration of the Argentine government that mining is an essential service, and plans to resume operations in an orderly and gradual manner with attention to health and safety requirements.  Recommended standards and measures have been established at national, provincial and municipal levels.  The Company’s protocols relating to these standards and measures have been discussed with and reviewed by applicable authorities, and are considered to be in compliance. The Company will continue to consult with national and international medical experts along with municipal, provincial and national governments, its workforce and other stakeholders.

The temporary restriction order for non-essential services by the Quebec Government, which was initially expected to expire on April 13, 2020, has been extended to May 4, 2020. As the original temporary restriction order designated mining as an essential service, subject to certain limitations on activities, in conjunction with other member mining companies in Quebec, the Company is seeking clarification if the extension applies to mining companies. Once the temporary restriction order expires, the Company expects full operations to resume at Canadian Malartic as soon as possible in an orderly and gradual manner with attention to health and safety requirements.

All of Yamana’s other mines continue to operate normally with enhanced health and safety precautions and protocols. See below for additional information on these precautionary measures.

Update on Guidance and Future Production

The Company previously guided that 46% of production would occur in the first half of the year, which it expected to be approximately evenly split between the first and second quarters based on the GEO ratio forecast in its original production guidance. Production in the first quarter achieved this target.  Due to the impact of COVID-19, the Company expects the second quarter to be weaker than previously anticipated, after which the Company expects a resumption of normal operations in the second half of the year. The Company expects to formally update its guidance for the balance of this year and for 2021 and 2022 when it releases its first quarter results on April 30, 2020.

Continuing Improvements to Strong Balance Sheet

The Company is well capitalized, as it started the year with $158.8 million of cash and cash equivalents, had positive cash flows during the first quarter, and as previously announced, drew down $200 million from its $750 million revolving credit facility. The Company also made a scheduled private placement debt repayment of $56 million during the quarter. The Company has no pending scheduled debt repayments or significant capital commitments, with its next scheduled debt repayment due in March, 2022. The $200 million drawdown was a precautionary measure and the Company currently has no plans to use these funds.

The Company remains committed to maintaining amongst the strongest balance sheets in the industry and is ahead of expectations on its leverage target. With free cash flow generated during the quarter, and despite the impact on production at Canadian Malartic and Cerro Moro, net debt decreased during the quarter by approximately $15 million, the result of which is that net debt at quarter end was approximately $874 million.

During the quarter, the Company paid dividends of approximately $10 million. The Company’s previously announced 25% increase to its annual dividend went into effect in the first quarter, bringing the annual dividend to $0.05 per share, and consequently, shareholders of record at the close of business on March 31, 2020, will be entitled to receive payment of this dividend on April 14, 2020.

Foreign Exchange Update

During the quarter, the Company entered into Canadian dollar zero-cost contracts totaling C$91.2 million, split evenly between May and December of 2020, that allow the Company to participate in exchange rate movements between the two strikes of 1.38 and 1.45. This allowed the Company to lock in a significant benefit to the rate of 1.32 used in guidance.

Furthermore, average foreign exchange rates of the Company’s operating currencies were weaker in the quarter, and at quarter end, than those assumed for guidance purposes, having a favourable impact on operating costs.

COVID-19 Precautionary Measures

Yamana continues to take every precaution to ensure the health and safety of its employees, families, and communities, and it is working closely with its host communities to support their needs through this difficult period.

The Company has implemented heightened levels of health screening, precautionary measures, and support services at all of its operations. These actions include: temporarily restricting all employee travel; temporarily shifting to remote work arrangements at our corporate and regional offices; enhanced medical screening of all individuals entering mine sites; enhanced sanitization and disinfecting at our mines and offices; mandatory social distancing at our operations; staggered work schedules and meal times to support social distancing; and increased levels of busing to minimize the number of people on each vehicle in support of social distancing.

The Company is in regular contact with medical experts and government authorities in every country where it operates. If at any point the Company determines that continuing operations poses an increased risk to our workforce or local communities, the Company will reduce operational activities up to and including care and maintenance and management of critical environmental systems.

There are currently no suspected or confirmed cases of COVID-19 at any of Yamana’s operations.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance including guidance and liquidity and the impact of the coronavirus.  Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on guidance, liquidity, cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

All amounts are expressed in United States Dollars unless otherwise indicated.